Giordano, Halleran & Ciesla
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April 17, 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, DC  20549-7010
Attention:  Mellissa Campbell Duru

RE:	Visual Management Systems, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 20, 2007
File No. 333-148309

Ladies and Gentlemen:

On behalf of Visual Management Systems, Inc. (the “Company” or “VMS”), this letter sets forth the Company’s response to comment No. 4 of the Staff of the Division of Corporation Finance (the “Staff”) which was set forth in the Staff’s comment letter dated March 5, 2008 with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-148309) (the “Registration Statement”).

Comment No. 4 and the response thereto are set forth below.

4.
We note that you are registering the sale of 26,679,200 shares of common stock.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  As such, you must file a registration statement for the “resale” offering at the time of each conversion or exercise.  You must register each transaction on the form you are eligible to use to register the transaction as a primary offering.  At the time you file such registration statement(s), you must identify the selling shareholders as underwriters and include the price at which the underwriters will the securities.

Our Trenton Office:  441 East State Street, Trenton, New Jersey 08608, Phone: (609) 695-3900

Securities and Exchange Commission
April 17, 2008

Response – We respectfully disagree with the Staff’s assertion that the proposed offering constitutes a primary offering.  While we understand the recent concern of the Staff regarding the number of shares registered in small-cap transactions, we believe that for the reasons set forth below, the proposed offering should be viewed as a secondary offering.

Rule 415(a)(1)(i) promulgated under the Securities Act provides that securities may be registered for a continuous offering provided that the securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”  In the Staff’s Manual of Publicly Available Telephone Interpretations, Securities Act Section 415, no. D.29 (July 1997) (“Interpretation D.29”), the Staff sets forth the conditions under which a secondary offering may be deemed essentially an indirect primary offering.

Specifically, the Staff stated that the determination whether an offering is a primary or a secondary offering is a difficult factual one that includes consideration of the following questions:

☐	Who receives the proceeds;

☐	How long the shareholders have held the shares;

☐	Under what circumstances did they receive the shares;

☐	Their relationship to the issuer;

☐	Whether the sellers are in the business of underwriting securities;

☐	The amount of shares involved; and

☐	Whether under all the circumstances it appears that the seller is a conduit for the issuer.

An analysis of the factors identified in Interpretation D.29 is set forth below.

☐
Who receives the proceeds.  All proceeds from the proposed sale of the shares under the Registration Statement will inure to the benefit of the sellers thereof and not to the Company.  Sales by or on behalf of the Company occurred at the time of the issuance of (i) the notes and related warrants in the bridge offering completed in March 2007 (the “Bridge Offering”) by Visual Management Systems Holding, Inc. (which was acquired by the Company in the reverse acquisition transaction completed in July 2007), (ii) the Series A convertible preferred stock and warrants which occurred primarily in July 2007 and, to a much lesser extent, in subsequent closings which took place through October 2007 (the “Series A Offering”), and (iii) the 5% secured debentures and warrants in the private placement in the private placement completed in November 2007 (the “Debenture Offering”).  Each of these completed private placements constituted a primary offering by the Company.  None of the other shares being registered were issued in capital raising transactions other than certain shares issued in consideration of placement agent services for which no cash consideration was received.

Securities and Exchange Commission
April 17, 2008

☐
How long the shareholders have held the shares.  Of the 26,679,200 shares of common stock that the Company is seeking to register on behalf of the selling stockholders who received their securities in capital raising transactions, 400,000 shares underlie securities issued in the Bridge Offering, 4,466,000 shares underlie securities issued in the Series A Offering and 20,250,000 shares underlie securities issued in the Debenture Offering.  All of the selling stockholders that participated in the Bridge Offering have held their securities for over one year and all but three of the 56 selling stockholders that participated in the Series A Offering have held their securities for over six months, which exceeds the requisite holding period now applicable to sales under Rule 144.  The 5% convertible debentures and warrants issued in the Debenture Offering have been held since November 2007.

☐	Under what circumstances did they receive the shares. The selling stockholders received their securities:

•	by investing in a private company (Visual Management Systems Holding, Inc.) on an arms-length basis in the case of the three individual investors who participated in the Bridge Offering;

•
by investing on an arms-length basis in a company which had no existing trading market and essentially no public float in the case of substantially all of the 56 individual investors who participated in the Series A Offering;

•	by investing on an arms-length basis with a company with essentially no public float in the case of the three investors who participated in the Debenture Offering;

•	as compensation for placement agent services rendered in connection with the Bridge Offering, the Series A Offering and the Debenture Offering; and

•	in non-capital raising transactions in the case of the other selling stockholders.

Securities and Exchange Commission
April 17, 2008

Each of the selling stockholders is an accredited investor who represented to the Company that it was acquiring the securities for its own account and acknowledged that the securities acquired would constitute restricted securities that could not be sold in the absence of registration or an exemption therefrom.  Each of the selling stockholders assumed a risk of non-registration when they acquired their securities.

Interpretation 3S.(b) in the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations states that the Staff will not object if a company registers the resale of securities purchased in a Section 4(2) exempt sale “if the investor is at market risk at the time of filing of the resale registration statement.”  In contrast to “equity lines” and other similar transactions in which the filing or effectiveness of the registration statement is a condition to the investors’ obligation to close the transaction, all of the Company’s private placements are complete (subject to the potential exercise of warrants ) and none of the selling stockholders’ investment decision was conditioned on the filing or effectiveness of a registration statement.  To the contrary, each selling stockholder paid for the securities purchased in the private placements in full, in cash at the close of each respective private placement.  Indeed, the selling stockholders have been at risk since purchasing the securities in the private placements and will continue to be at risk unless the resale of the shares is registered pursuant to an effective registration statement, or the selling stockholder can resell the shares relying on another applicable exemption from the registration requirements of the Securities Act of 1933.

To provide the selling stockholders that participated in the Series A Offering and Debenture Offering with liquidity in their investment, and as is customary in similar “PIPE” transactions, the Company agreed to register shares for resale.  The Company was subject to certain penalties if a registration statement was not filed by an agreed upon date and it remains subject to certain penalties if certain other registration covenants are not satisfied.  In no event, however, will the purchase price of the securities or the conversion and exercise price of the Series A convertible preferred stock, the debentures or warrants be subject to change as a result of the Company failing to meet the foregoing obligations.

Securities and Exchange Commission
April 17, 2008

☐
Their relationship to the issuer.  Pursuant to the Placement Agent Agreement entered into in connection with the Series A Offering, Brookshire Securities Corporation (“Brookshire”) has the right to designate one (1) member of the Company’s Board of Directors; Brookshire has not elected to exercise this right.  None of the other selling stockholders has any control relationship with the Company through board representation, voting rights or otherwise.  As a result, none of the selling stockholders has any ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and they have no special access to material non-public information concerning the Company.  None of the selling stockholders are or ever were an affiliate of the Company nor have any of the selling stockholders beneficially owned in excess of 10% of the Company’s common stock.  Although 20,250,000 shares underlying the debentures and warrants issued in the Debenture Offering have been registered for the benefit of Enable Growth Partners, L.P., Enable Opportunity Partners, L.P. and Pierce Diversified Strategy Master Fund LLC (each of which is an affiliate of the others) (the “Enable Funds”), the debentures and warrants contain a non-waivable beneficial ownership limitation which prohibits exercises or conversions which would result in any of such entities becoming the beneficial owner of more than 9.99% of the Company’s outstanding common stock.  It is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934.  The Commission has previously upheld the position that contractual restrictions from preventing stockholders from owning more than a certain percentage of an issuer’s common stock also prevent such stockholders from being considered beneficial owners of more than the contractual cap or beneficial ownership (see, e.g., the Commission’s Amicus Brief filed with the United States Court of Appeals, Second Circuit, regarding Levy v. Southbrook International Investments, Ltd., 263 F.3d 10 (2nd Cir. 2001).  Accordingly, none of selling stockholders beneficially owns more than 10% of the Company’s outstanding common stock.

Moreover, the Company’s executive officers and directors beneficially own approximately 45% of the Company’s outstanding common stock.  These individuals will be able to significantly control – both through voting and management – the Company’s policies and procedures notwithstanding the potential conversion of the debentures and Series A convertible preferred stock and the exercise of warrants.

☐
Whether the sellers are in the business of underwriting securities.  Based upon information provided to us by the selling stockholders, none of the selling stockholders is in the business of underwriting securities.

Securities and Exchange Commission
April 17, 2008

☐
The amount of shares involved.  The Company is proposing to include 26,679,200 shares of common stock in the Registration Statement.  The Company has issued and outstanding 7,078,905 shares of which approximately 3,936,474 shares are held by affiliates of the Company.  The number of shares to be registered includes 4,466,000 shares underlying the Series A convertible preferred stock and warrants issued in the Series A Offering.  It is important to note, however, that when the Company commenced its private offering of units consisting of Series A convertible preferred stock and warrants on March 30, 2007, the offering was being conducted on a “$2,500,000 minimum - $5,000,000 maximum” best efforts basis through its placement agent, Brookshire Securities Corporation (“Brookshire”).  Brookshire was unable to raise the $2,500,000 minimum, and the terms of the offering were amended to reduce the minimum amount of subscriptions that could be accepted to $1,000,000.  The Series A convertible preferred stock issued in the Series A Offering initially had a conversion price of $2.50 per share.  As a result, the Company was required to register 616,000 shares of common stock underlying the Series A convertible preferred stock and 616,000 shares of common stock underlying the warrants issued to investors in the Series A Offering at the time the Series A Offering was completed.

Due to the failure of Brookshire to raise the amount of capital anticipated in the Series A Offering, the Company was required to seek additional funding.  These efforts led to an introduction to the Enable Funds which were willing to provide the capital necessary for the Company to pursue its business plan through the purchase of debentures; however, the debentures contained an effective conversion price of $.40 per share.  Due to “full ratchet” anti-dilution provisions contained in the Series A convertible preferred stock, the conversion price of the Series A preferred stock was adjusted to $.40 per share.  This adjustment resulted in an increase in the number of shares underlying the Series A convertible preferred stock from 616,000 to 3,850,000 shares.

Although the number of shares being registered is large when compared to the number of shares outstanding, we believe, for the reasons described below, that the case at hand is one which involves circumstances which warrant a relaxation of the Staff’s usual guidelines regarding the number of shares which may be registered under a resale registration statement.

☐
Whether under all the circumstances it appears that the seller is a conduit for the issuer.  The Staff has expressed that unusual fact patterns such as reverse merger situations merit special consideration when deciding issues arising under Rule 415.

Securities and Exchange Commission
April 17, 2008

In discussing Rule 415, we understand that the Staff has acknowledged that there is typically very limited float following a reverse merger and thus it would permit a greater number of shares to be registered than would be the case following a “PIPE” transaction.  In the case at hand, the Company’s public float consisted of only 3,455,852 shares following the reverse merger transaction.  In addition, the case at hand does not involve a situation where a single investor or a small group of institutional investors are acting as a conduit for the company.  There are 71 selling stockholders, of which 64 are individuals.  Moreover, as discussed above, the number of shares that the Company was contractually obliged to register increased significantly as a result of the adjustment of the conversion price of the Series A convertible preferred stock which occurred as a result of the need to raise additional capital under exigent circumstances following Brookshire’s failure to raise the amount anticipated in the Series A Offering and the subsequent trigger of the anti-dilution provisions of the preferred stock.  Under the circumstances, we believe it would be inequitable to subject any of the selling stockholders with the constraints of a primary offering, and thus we believe that it would be appropriate to permit the registration of:

•	all of the shares underlying the convertible notes (300,000 shares) and warrants (100,000 shares) issued in the Bridge Offering;

•	all of the shares underlying the Series A convertible preferred stock (3,850,000 shares) and warrants (616,000 shares) issued in the Series A Offering;

•	the shares underlying the debentures (9,000,000 shares) and warrants issued in the Debenture Offering (11,250,000 shares); and

•	all shares issued in non-capital raising transactions (1,563,200 shares).

We look forward to hearing the Staff’s response to this proposal.

If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (732) 741-3900.

Very truly yours,

/s/ PHILIP D. FORLENZA

PHILIP D. FORLENZA

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